UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. 1)*
THE SECURITIES EXCHANGE ACT OF 1934

International Seaways, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

Y41053102
(CUSIP Number)

Famatown Finance Limited
c/o Seatankers Management Co. Ltd
Deana Beach Apartments,  Block 1, 4th Floor,
33 Promachon Eleftherias Street
Ayios Athanasios
4103 Limassol
Cyprus
Attn: Spyros Episkopou
+ (357) 25-858-300

with a copy to:
Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
+1  (212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS
Famatown Finance Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,266,856

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,266,856

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,266,856

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.65%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS
Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,266,856

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,266,856

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,266,856

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.65%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS
C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,266,856

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,266,856

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,266,856

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.65%

14.	TYPE OF REPORTING PERSON

CO
*C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Greenwich Holdings Limited and Famatown Finance Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Common Shares of the Issuer that are beneficially owned by Greenwich Holdings Limited and owned by Famatown Finance Limited.  The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Common Shares and Mr. Fredriksen disclaims any control over such Common Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

This Amendment No. 1 (this “Amendment No. 1”) amends and restates the Schedule 13D (the “Schedule 13D”) filed by Famatown Finance Limited, a Cyprus company (“Famatown”); Greenwich Holdings Limited, a Cyprus company (“Greenwich Holdings”); and C.K. Limited, a Jersey company (“C.K. Limited”) on April 27, 2022, with respect to the shares of common stock without par value (the “Common Shares”) of International Seaways, Inc. (the “Issuer”). Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the Common Shares of the Issuer. The principal executive office of the Issuer is 600 Third Avenue, 39th Floor, New York, New York 10016.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of the following:

(i)    Famatown;

(ii)     Greenwich Holdings; and

(iii)  C.K. Limited.

Famatown, Greenwich Holdings and C.K. Limited are collectively referred to as the “Reporting Persons.” Greenwich Holdings is the sole shareholder of Famatown. The shares of Famatown and Greenwich Holdings are indirectly held in the Trusts. C.K. Limited is the trustee of the Trusts.

(a., b., c. and f.)

(i) The address of Famatown’s principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Famatown is acting as an investment holding company. The name, citizenship, present principal occupation of Famatown’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

(ii) The address of Greenwich Holdings’ principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Greenwich Holdings is acting as an investment holding company. The name, citizenship, present principal occupation of Greenwich Holdings’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Leoforos Nikis 1, 4108 Ayios Athansios, Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(iii) The address of C.K. Limited’s principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Famatown and Greenwich Holdings. The name, citizenship, present principal occupation of C.K. Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Alternate Director to Spyros Episkopou
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte’s principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. Mr. Le Vesconte is a citizen of Jersey.
Lewis James Glyn Williams	Director	Mr. Williams principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. Mr. Williams is a citizen of Jersey.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of 8,266,856 Common Shares of the Issuer held in the account of Famatown was $168,162,283, representing the working capital of Famatown.

None of the other persons named in response to Item 2 hold any Common Shares in their accounts.

Item 4.	Purpose of Transaction.

On May 10, 2022, Famatown issued a press release, including its public letter to the Issuer’s Board of Directors (the “Board”) (the “May 10 Letter”), urging the Board to add two new directors and to constructively work together with Famatown and others with the ambition of unlocking shareholder value. The foregoing summary is qualified in its entirety by reference to the May 10 Letter, attached as Exhibit B hereto, which is incorporated by reference herein.

The Reporting Persons have acquired Common Shares for investment purposes.  The Reporting Persons evaluate their investment in the Common Shares on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Representatives of the Reporting Persons reserve the right to engage in discussions from time to time with the Board and management of the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, control, extraordinary transactions, capital structure and strategic plans of the Issuer. In addition to the foregoing, the Reporting Persons and their representatives reserve the right to join together with others to engage the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties in discussions and negotiations relating to, and may enter into certain agreements and take certain actions in connection with, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of Common Shares it may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a, b)
According to information contained in the Issuer’s Quarterly Report on Form 10-Q, which was filed with the U.S. Securities and Exchange Commission on May 4, 2022, the percentage of beneficial ownership is based on the 49,660,837 Common Shares issued and outstanding as of May 2, 2022, and excludes any treasury stock.  The Reporting Persons report beneficial ownership of the following Common Shares:

Famatown may be deemed to be the owner of 8,266,856 Common Shares, constituting 16.65% of the Common Shares outstanding. Famatown has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 8,266,856 Common Shares. Famatown has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition 8,266,856 Common Shares.

Greenwich Holdings, through Famatown, may be deemed to be the beneficial owner of 8,266,856 Common Shares, constituting 16.65% of the Common Shares outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 8,266,856 Common Shares. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 8,266,856 Common Shares.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 8,266,856 Common Shares, constituting 16.65% of Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 8,266,856 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 8,266,856 Common Shares.

(c)
To the best of the Reporting Persons’ knowledge, transactions in the Common Shares effected in open market purchases by the Reporting Persons since the Schedule 13D filed on April 27, 2022 are set forth on Schedule 1 to this Amendment No. 1.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement Exhibit B – Famatown Press Release, dated May 10, 2022 Schedule 1 – Information with Respect to Transactions Effected

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 11, 2022
FAMATOWN FINANCE LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Exhibit A

JOINT FILING AGREEMENT
Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment(s) thereto, relating to the Common Shares of the Issuer.
Date: May 11, 2022
FAMATOWN FINANCE LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Exhibit B

Letter to the Board of Directors of International Seaways
Urging the Board of International Seaways to add two new Directors and to constructively work together with the Seatankers Group with the ambition of unlocking shareholder value

May 10, 2022 11:44 ET | Source: Famatown Finance Limited
NEW YORK, May 10, 2022 (GLOBE NEWSWIRE) -- Famatown Finance Limited (“Famatown”), a company indirectly controlled by trusts settled by Mr. John Fredriksen1 and a member of the Seatankers Group, which is the largest owner of shares of common stock, no par value (“Common Stock”) of International Seaways, Inc. (“International Seaways”) (NYSE:INSW) with ownership of approximately 16.6% of the outstanding Common Stock, has issued an open letter to the Board of Directors of International Seaways.
The full text of the letter sent to the Board of Directors of International Seaways follows:
May 10, 2022
Dear Board Members,
The Seatankers Group holds significant interests within industries such as shipping and energy, oil services and diversified industrials. These investments include, among others, a strategic ownership position in 15 publicly listed companies where the Seatankers Group proactively works with the management teams and Boards of Directors of such companies with the ambition of creating shareholder value. Part of the Seatankers Group’s DNA is to think and act like an investor with a focus on value maximization for the shareholders at all times. Significant dividend distribution and value creation has been created through the Seatankers Group’s involvement in public shipping companies over the last cycles.
The Seatankers Group accumulated a position in International Seaways with the view of International Seaways representing an attractive platform with exposure to a product and crude oil transportation market, which is in the early stage of a global recovery. International Seaways’ share price and return to shareholders has for a prolonged time underperformed relative to peers. With decades of experience and network in the maritime transportation industry, the Seatankers Group is confident it could help unlock further shareholder value in International Seaways.
The Seatankers Group was therefore extremely disappointed with International Seaways’ recent implementation of a poison pill, which was adopted without shareholder approval and without any material dialogue with the Seatankers Group.  This poison pill will hinder communication with shareholders regarding strategic decisions and will not allow shareholders to realize the full value of their investments.

1 The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in the Common Stock and Mr. Fredriksen disclaims any control over the Common Stock, save for any indirect influence he may have with the trustee of the Trusts, in his capacity as the settlor of the Trusts.

The Seatankers Group’s ambition with its ownership in International Seaways is still to create long-term shareholder value consistent with what it has been able to accomplish with its involvement with many other companies in the industry.  To achieve this, the Seatankers Group urges International Seaways to add two new Directors to its Board of Directors chosen in consultation with the Seatankers Group.
The addition of two Seatankers Group Directors will add value to International Seaways, which includes but is not limited to:
1. Capital Allocations Decision.  Focus on the type, timing and amount of capital allocations, including when to focus on company growth and when to focus on return of capital to shareholders.  The Seatankers Group has an outstanding track record of consistently over time making decisions with respect to capital allocations throughout the shipping cycles that are in the best interest of its portfolio companies and their respective shareholders.
2. Debt refinancing.  Assist in refinancing existing debt. International Seaways has a higher financing cost than most relevant peers. The Seatankers Group has an extensive network of financing sources from which International Seaways could benefit and reduce its borrowing costs, which will eventually benefit its shareholders.
3. Cost reduction. The Seatankers Group has ownership in a shipping and offshore fleet of more than 450 units and can provide advice on initiatives to reduce the vessel operating cost (OPEX) and other larger cost items.
4. Chartering. The Seatankers Group has extensive experience in optimizing the chartering strategy of large fleets and balancing spot exposure with adequate term coverage in view of where the industry is in the cycle.
5.  Strategic Advice.  Provide strategic advice to help guide the future direction of International Seaways with the overall ambition of maximizing shareholder returns.
The Seatankers Group urges International Seaways’ management team and Board of Directors to constructively collaborate with the Seatankers Group and support the election of two additional Directors. This will set International Seaways on a path to unlocking further shareholder value through the implementation of the strategic and financial improvements discussed above.
Cautionary Statements
Statements contained in this press release that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and similar words and specifically include statements relating to future financial performance and shareholder value. Forward-looking statements are aspirational and are not guarantees or promises that such expectations, plans, or goals will be met. They are also subject to numerous risks, uncertainties and assumptions that may cause actual results to vary materially from those indicated. Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking or other statements, except as required by law and notwithstanding any historical practice of doing so.

Investor & Media Contact:
Elena Varnava
elena.varnava@seatankers.com.cy
+ 357 25 858300

Schedule 1
Transactions Effected since the Schedule 13D filed on April 27, 2022

The following transactions in the Common Shares were effected in open market purchases by Famatown Finance Limited since the Schedule 13D filed on April 27, 2022:

Date	Amount of Common Shares Bought/(Sold)	Approx. Price ($) per Share
5/2/2022	131,308	20.742
5/4/2022	100,000	21.714